UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From to

Commission File No. 001-32269

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Extra Space Management, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To The Plan Administrator of the

Extra Space Management, Inc. 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Extra Space Management, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009, and supplemental Schedule H, line 4a — Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 29, 2010

Extra Space Management, Inc. 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2009	2008
Assets

Investments, at fair value	$19,669,374	$14,473,818

Receivables:
Participant contributions	58	2,770
Employer contributions	46	5,191

Total assets available for benefits, at fair value	$19,669,478	$14,481,779

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Statement of Changes in

Assets Available for Benefits

For the year ended
December 31, 2009

Additions to assets attributed to:
Net appreciation in fair value of investments	$3,473,401
Interest and dividends	395,232

Net investment income	3,868,633

Contributions:
Participants	1,935,123
Employer	1,022,321
Rollover	14,019

Total contributions	2,971,463

Total additions	6,840,096

Deductions from assets attributed to:
Benefits paid to participants	1,640,146
Administrative expenses	12,251

Total deductions	1,652,397

Increase in assets available for benefits	5,187,699

Assets available for benefits:
Beginning of year	14,481,779

End of year	$19,669,478

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements

1.               DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. (the “Sponsor”) 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers all employees who have reached age 21.  Field employees are eligible after one year of service and corporate employees are eligible after 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan.  At December 31, 2009, the Plan Administrative Committee is comprised of four members of management with Fidelity Management Trust Company (“Fidelity” and or the “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor.  Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation or $16,500.  The Plan also provides participants who are age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan the option to make catch-up contributions up to $5,500 for the year.  The Sponsor matches 100% of the employees’ pretax contributions not in excess of 3% of the employees’ compensation, plus 50% of the amount of the employees’ pretax contributions that exceed 3% of the employees’ compensation, the sum of which may not exceed 5% of the employees’ compensation.  The Plan Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employees’ compensation.  Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is adjusted for the participant’s contribution, the Sponsor’s matching contribution, expenses, and earnings and losses specifically identified with the participant’s investment account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Participant Loans

Participants may borrow from their Plan accounts up to an amount equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 5.25% to 10.25%.  The maturities of these loans range from January 1, 2010 to December 15, 2017.  Principal and interest are paid ratably by the participant through payroll deductions.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account.  Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events.  The Plan Administrators make determinations related to hardship withdrawals.  Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account (IRA).  Accounts which are less than $1,000 are automatically distributed in a lump sum.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrators to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stocks were derived from quoted market prices as all of these instruments have active markets. The money market portfolio is stated at cost, which approximates fair value. The valuation techniques used to measure fair value of participant loans, all of which mature by the end of 2017 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data.

Net appreciation (depreciation) in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income currently.  Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Dividends and interest are reinvested as earned.

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for the loan processing fees and fees associated with additional participant services. The fees associated with loan processing and additional services are paid by the participant’s account.  Total administrative fees paid by the Sponsor were $11,000 for the year ended December 31, 2009.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A hierarchy has been established to measure fair value which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs.

This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 — Significant other observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.

Level 3 — Significant unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	December 31, 2009
Description	Totals	Level 1	Level 2	Level 3
Mutual funds	$15,738,980	$15,738,980	$—	$—
Money Market Portfolio	2,968,415	2,968,415	—	—
Common stocks	363,379	363,379	—	—
Participant loans	598,600	—	—	598,600
Total assets at fair value	$19,669,374	$19,070,774	$—	$598,600

	December 31, 2008
Description	Totals	Level 1	Level 2	Level 3
Mutual funds	$10,821,319	$10,821,319	$—	$—
Money Market Portfolio	3,063,871	3,063,871	—	—
Common stock	126,070	126,070	—	—
Participant loans	462,558	—	—	462,558
Total assets at fair value	$14,473,818	$14,011,260	$—	$462,558

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market and common stocks were derived from quoted market prices as all of these instruments have active markets. The valuation techniques used to measure fair value of participant loans above, all of which mature by the end of 2017 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. The participant loans are included at their carrying values, in the statements of assets available for benefits, which approximated their fair values at December 31, 2009 and 2008.

Following is a reconciliation of the beginning and ending balances for the participant loans that are re-measured on a recurring basis using significant unobservable inputs (Level 3):

Balance at January 1, 2009	$462,558
New loans issued	401,236
Loan principal repayments	(228,634)
Loans distributed	(36,560)
Balance at December 31, 2009	$598,600

3.              PLAN INVESTMENTS

The following table presents the fair value of investments as of December 31, 2009 and 2008.  Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.  All investments are participant directed.

	December 31,
	2009	2008
Mutual funds:
PIMCO Total Return Fund	$2,686,329	$2,043,216
Fidelity Spartan U.S. Equity Index	2,668,914	1,941,468
Fidelity International Discovery Fund	2,009,300	1,642,535
Fidelity Capital Appreciation Fund	1,998,136	1,652,340
MSIF Mid Cap Growth	1,291,844	—
Other funds	5,084,457	3,541,760
Extra Space Storage Inc. common stock	363,379	126,070
Fidelity Retirement Money Market Portfolio	2,968,415	3,063,871
Participant loans	598,600	462,558
Total investments	$19,669,374	$14,473,818

During 2009, the Plan’s investments in mutual funds and Extra Space Storage, Inc. common stock (including investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$3,343,990
Extra Space Storage Inc. common stock	129,411
$3,473,401

4.              RELATED PARTY TRANSACTIONS

As of December 31, 2009, the Plan’s investments consisted of mutual funds issued by the Trustee and participant loans extended to participants.  The Trustee is considered a party in interest because it manages the Plan’s assets.  Participants are also considered parties in interest.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions.  As of December 31, 2009, the Plan held 31,421 shares of Company common stock.  Total outstanding Company common stock as of December 31, 2009, was 86,721,841 shares.

During the year ended December 31, 2009, the Plan had the following transactions involving the Company’s common stock:

Shares purchased	38,753
Shares sold	19,444
Cost of shares purchased	$261,005
Loss realized on shares sold	$(12,043)
Dividend income earned	$12,139

5.              RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities.  In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of assets available for benefits.

6.              INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated October 9, 2003, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code.  The Plan Administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status.  Accordingly, no provision for income taxes is included in the accompanying financial statements.

7.              DELINQUENT TRANSFERS OF PARTICIPANT CONTRIBUTIONS

The Sponsor was delinquent in transferring $144,034 in participant contributions to the Plan during the year ended December 31, 2009.  The Sponsor paid $193 in voluntary fiduciary corrective additional contributions throughout 2009 related to the delinquent transfers.

Extra Space Management, Inc. 401(k) Plan

Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Employer Identification Number: 87-0405300

Plan Number: 001

(a)		(c)
Party in	(b)	Description	Number of	(e)
Interest	Identity of Issue	of Investments	Units	Current Value
*	Fidelity Retirement Money Market Portfolio	Money Market	2,968,415	$2,968,415
	PIMCO Total Return Fund	Mutual Fund	248,734	2,686,329
*	Fidelity Spartan U.S. Equity Index	Mutual Fund	67,687	2,668,914
*	Fidelity International Discovery Fund	Mutual Fund	66,204	2,009,300
*	Fidelity Capital Appreciation Fund	Mutual Fund	93,240	1,998,136
	Morgan Stanley Institutional Fund Trust Mid Cap	Mutual Fund	47,303	1,291,844
	Loomis Sayles Small Cap Value Fund	Mutual Fund	46,107	978,845
*	Fidelity Balanced Fund	Mutual Fund	58,130	950,999
*	Fidelity Capital & Income Fund	Mutual Fund	57,140	492,547
	Royce Value Plus Fund	Mutual Fund	40,368	453,736
*	Freedom Fund 2020	Mutual Fund	31,325	393,133
	American Beacon Investor Class (Lg Cap Val)	Mutual Fund	23,814	391,024
	Janus Overseas	Mutual Fund	8,904	378,258
*	Extra Space Storage Common Stock	Common Stock	31,421	362,908
	GS Mid Cap Value A	Mutual Fund	10,940	317,055
*	Freedom Fund 2035	Mutual Fund	12,110	124,250
*	Freedom Fund 2040	Mutual Fund	15,493	110,927
*	Freedom Fund 2030	Mutual Fund	8,644	107,097
	Davis NY Venture Fund, Inc. Class A	Mutual Fund	3,287	101,825
*	Freedom Fund 2015	Mutual Fund	5,949	61,984
*	Fidelity Spartan International Index Fund	Mutual Fund	1,420	47,499
*	Freedom Fund 2045	Mutual Fund	5,535	46,879
*	Freedom Fund 2010	Mutual Fund	3,554	44,464
*	Freedom Fund 2025	Mutual Fund	4,256	44,219
*	Freedom Fund 2050	Mutual Fund	2,215	18,491
*	Freedom Fund Income	Mutual Fund	1,547	16,614
*	Freedom Fund 2000	Mutual Fund	268	3,041
*	Freedom Fund 2005	Mutual Fund	156	1,567
*	Extra Space Stock Purchase Account	Common Stock	0	471
*	Fidelity Value Fund	Mutual Fund	1	3

*	Loans to participants, at cost, which approximates fair value, at interest rates ranging from 5.25% to 10.25% and maturities ranging from January 1, 2010 to December 15, 2017.			598,600
				$19,669,374

* Denotes a party-in-interest as defined by ERISA.
Note: Column (d), cost, has been omitted as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

Extra Space Management, Inc. 401(k) Plan

Schedule H, Part IV, Line 4a

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2009

Employer Identification Number: 87-0405300

Plan Number: 001

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions	Corrective Additional Contributions Made by Plan Sponsor *
$144,034	$144,034	$193

*  The plan sponsor made these corrective contribution payments throughout 2009.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 29, 2010	/s/ Kent W. Christensen
Kent W. Christensen
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)